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                                                                 EXHIBIT 99.57.1


[TRANSITION THERAPEUTICS INC. LOGO]          [NEUROMEDIX LOGO]

                                                           FOR IMMEDIATE RELEASE

    TRANSITION THERAPEUTICS ACQUIRES ALL REMAINING SHARES OF NEUROMEDIX INC.

TORONTO, ON, JUNE 1ST, 2007 -- TRANSITION THERAPEUTICS INC. ("Transition") (TSX:
TTH) announced today that Transition has acquired all of the remaining outstanding common shares of NeuroMedix Inc. ("NeuroMedix") pursuant to the compulsory acquisition provisions of the Business Corporations Act (Ontario). Transition now beneficially owns 100% of the common shares of NeuroMedix.

NeuroMedix's common shares were delisted from the Toronto Venture Stock Exchange as of the close of the market on May 15, 2007. NeuroMedix has applied to securities regulators to cease to be a reporting issuer under Canadian securities laws.


ABOUT TRANSITION

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include AZD-103/ELND005 for the treatment of Alzheimer's disease and regenerative therapies E1-I.N.T.TM and GLP1-I.N.T.TM for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH". For additional information about the company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

For further information on Transition or NeuroMedix, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz                               Mr. Elie Farah
Chief Executive Officer                     CFO and VP Corporate Development
Transition Therapeutics Inc                 Transition Therapeutics Inc.
Phone: 416-260-7770, x.223                  Phone: 416-260-7770, x.203
tcruz@transitiontherapeutics.com            efarah@transitiontherapeutics.com